Mail Stop 6010   June 7, 2007

Mr. Robert DelVecchio
President and Chief Executive Officer
Assured Pharmacy, Inc.
17935 Sky Park Circle, Suite F
Irvine, California 92624

> **Re:** **Assured Pharmacy, Inc.**
> **Registration Statement on Form SB-2**
> **Amendment no. 3 filed May 9, 2007**
> **File No. 333-121288**

Dear Mr. DelVecchio:

     We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable
or a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

     Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM SB-2

Selling Security Holders, page 11

Each of our comments requests that you revise your filing to provide additional
disclosure about the selling security holders or the transaction or transactions in which
they purchased the registrant's securities. We will consider your supplemental
explanation if you believe a comment is inapplicable or a revision is unnecessary. Please
be as detailed as necessary in your explanation.

Dollar value of underlying securities

1. Please provide the total dollar value of the securities underlying the convertible debentures that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible debentures).

Payments to the investor and affiliates

2. With respect to the common stock issuable on the conversion of convertible debentures, please provide tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible debentures in this disclosure.

Further, please provide disclosure of the net proceeds to the issuer from the sale of the convertible debentures and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible debentures.

Potential profits on conversion

3. Please provide tabular disclosure of:

the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible debentures, presented in a table with the following information disclosed separately [in this comment, the reference to "securities underlying the convertible debentures" means the securities underlying the debentures that may be received by the persons identified as selling shareholders]:

the market price per share of the securities underlying the convertible debentures on the date of the sale of the convertible debentures;

the conversion price per share of the underlying securities on the date of the sale of the convertible debentures, calculated as follows:

if the conversion price per share is set at a fixed price, use the price per share established in the convertible debentures; and

if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the

conversion discount rate and the market rate per share on the date of the sale of the convertible debentures and determine the conversion price per share as of that date;

the total possible shares underlying the convertible debentures (assuming no interest payments and complete conversion throughout the term of the note);

the combined market price of the total number of shares underlying the convertible debentures, calculated by using the market price per share on the date of the sale of the convertible debentures and the total possible shares underlying the convertible debentures;

the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible debentures calculated by using the conversion price on the date of the sale of the convertible debentures and the total possible number of shares the selling shareholders may receive; and

the total possible discount to the market price as of the date of the sale of the convertible debentures, calculated by subtracting the total conversion price on the date of the sale of the convertible debentures from the combined market price of the total number of shares underlying the convertible debentures on that date.

If there are provisions in the convertible debentures that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Total potential profit from other securities

4. Please provide tabular disclosure of:

the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

market price per share of the underlying securities on the date of the sale of the convertible debenture;

the conversion/exercise price per share as of the date of the sale of that convertible debenture, calculated as follows:

if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of the convertible debenture; and

if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of the convertible bedenture and determine the conversion price per share as of that date;

the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of the convertible debenture and the total possible shares to be received;

the total possible shares to be received and the combined conversion price of the total number of shares underlying the convertible debenture calculated by using the conversion price on the date of the sale of the convertible debenture and the total possible number of underlying shares; and

the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Comparison of issuer proceeds to potential investor profit

5. Please provide tabular disclosure of:

the gross proceeds paid or payable to the issuer in the convertible debentures transaction;

all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment 2;

the resulting net proceeds to the issuer; and

the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible debentures and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to Comments 3 and 4.

Further, please provide – as a percentage – of the total amount of all possible payments as disclosed in response to Comment 2 and the total possible discount to the market price

of the shares underlying the convertible debentures as disclosed in response to Comment 3 divided by the net proceeds to the issuer from the sale of the convertible debentures, as well as the amount of that resulting percentage averaged over the term of the convertible debentures.

Prior transactions between the issuer and the selling shareholders

6. With respect the common stock issuable on conversion of outstanding debentures, please provide tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

> the date of the transaction;

> the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

> the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

> the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

> the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

> the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

> the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Comparison of registered shares to outstanding shares

7. Please provide tabular disclosure comparing:

the number of shares outstanding prior to the convertible debentures transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

<u>The issuer's intention and ability to make all note payments and the presence or absence of short selling by the selling shareholders</u>

8. Please provide the following information:

whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

the date on which each such selling shareholder entered into that short position; and

the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible debentures transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible debentures transaction, before the filing or after the filing of the registration statement, etc.).

<u>Relationships between the issuer and selling shareholders</u>

9. Please provide:

a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible debentures.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

The method by which the number of registered shares was determined

10. Please provide a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Security Holders" section of the prospectus.

Information regarding institutional selling shareholders

11. With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

Security Ownership of Certain Beneficial Owners and Management, page 22

12. Please advise us supplementally how the percentage ownership reflected in the table was determined. In this regard, we note that Mosaic's ownership of 6.68 million shares does not appear to be 21.1% of 53.8 million shares of issued and outstanding common stock. In addition, it does not appear that the option to purchase 5 million shares of common stock is reflected in the amount of Mr. DelVecchio's ownership as indicated in

footnote 3. Moreover, we do not understand the discrepancy between the number of shares issued and the number of shares outstanding as reflected under "Securities Issued and to be Issued" on page 4 of the prospectus. Please advise or revise.

Financial Statements – December 31, 2006

13. Your financial information is now stale. Please provide updated financial information through March 31, 2007.

Consolidated Statements of Stockholders' Equity (Deficit), page F-5

14. Please remove the column "Deferred Compensation" from this presentation. Refer to paragraph 74 of SFAS 123R.

1. Organization and Basis of Presentation, page F-7

15. Please tell us, and revise your disclosure to state how you allocated the purchase price in conjunction with the acquisition of the minority interest in API. Also include a similar discussion related to the APN operations. Include any disclosures that may be required by SFAS 142 related to any goodwill that was apparently generated in this period potentially related to this transaction.

4. Line of Credit from a Related Party, page F-20

16. Please refer to your response to our prior comment ten. We acknowledge that the conversion feature was exercised. However, your response does not clarify how you appear to have concluded that there was no beneficial conversion feature to be recognized. Please give us your analysis supporting your conclusion. Refer to Case 1(d) of EITF 98-5 and EITF 00-27.

17. Please include the conversion ratio related to the October 31, 2005 line of credit. Please provide a similar discussion as requested above to this new line of credit.

5. Notes Payable to Related Parties and Stockholders, page F-22

Licensor Note, page F-22

18. Please explain to us how you considered the return of the 4.3 million shares in your determination of the gains associated with this settlement. Include any references to the specific paragraphs within the authoritative literature upon which you relied in making this determination.

6. Equity Transactions, page F-26

Common Stock, page F-26

19. You state related to many of these issuances that the valuation was "estimated to be the fair value based on the trading price on the issuance date," but there appears to be some discount applied to some of these issuances. Please tell us how you determined the appropriate discount to use for the restricted share transactions disclosed in Note 6 and also in conjunction with the acquisition of the minority interest. Include a discussion of the restrictions that are placed on these shares.

20. Please tell us how you treated the shares returned to treasury as part of the settlement agreement with your former CEO. Include how you determined the valuations assigned to the warrants and how this relates to those valuations and all other items included as part of the settlement agreement. Please include any references to the specific authoritative literature upon which you relied in determining this accounting treatment.

Stock Options, page F-32

21. Please revise your discussion to include all of the disclosures required by paragraphs A240-A241 of SFAS 123R, or demonstrate to us where you included these disclosures. Clarify whether the shares included in the table on page F-34 in the "Granted" line item for 2006 were really granted in that period.

7. Unsecured Convertible Debenture Notes, page F-35

22. Please provide to us your analysis of the potential beneficial conversion feature that may or may not be associated with the issuance of these notes.

*   *   *

General

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tabatha Akins at (202) 551-3658 or James Atkinson at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Chad Wiener, Esq.
        Cane Clark LLP
        3273 E. Warm Springs
        Las Vegas, Nevada 89120